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                                                                    EXHIBIT 3.2

                            ARTICLES OF AMENDMENT OF
                           THIRD AMENDED AND RESTATED
                           ARTICLES OF INCORPORATION
                                       OF
                                 SYNQUEST, INC.

         SynQuest, Inc., a corporation organized and existing under the laws of the State of Georgia (the "Corporation"), hereby certifies as follows:

         1.       The name of the corporation is SynQuest, Inc.

         2. The Corporation's Third Amended and Restated Articles of Incorporation are amended by inserting the following paragraph at the beginning of Article V of such Third Amended and Restated Articles of Incorporation:

                           "Effective at 5:00 p.m. on the date of
                  filing of these Articles of Amendment with the Secretary of State of the State of Georgia setting forth this amendment (the `Effective Date'), each ten (10) shares of authorized Common Stock issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Date shall automatically be reclassified and changed into one (1) validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value per share (a `New Share'). Each holder of record of shares of Common Stock so reclassified and changed shall on the Effective Date automatically become the record owner of the number of the New Shares as shall result from such reclassified and changed shares of Common Stock. Each such record holder shall be entitled to receive, upon the surrender of the certificate or certificates representing the shares of Common Stock so reclassified and changed at the office of the transfer agent of the Corporation in such form and accompanied by such documents, if any, as may be prescribed by the transfer agent of the Corporation, a new certificate or certificates representing the number of New Shares of which he or she is the record owner after giving effect to the provisions of this Section 2 of these Articles of Amendment. The Corporation shall not issue fractional New Shares. Shareholders entitled to receive fractional New Shares shall receive cash in lieu of any fractional New Shares at a price per share equal to the product of (a) the number of shares of the Common Stock held by such holder immediately prior to the Effective Date which have not been classified into a whole New Share, multiplied by (b) the closing price of the Common Stock as reported on The Nasdaq Smallcap Market on the Effective Date. All references elsewhere in the Third Amended and Restated Articles of Incorporation to the `Common Stock' shall, after the Effective Date, refer to the `New Common Stock.'"

         3. These Articles of Amendment were adopted by the Board of Directors of the Corporation on June 4, 2002 and June 24, 2002.


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         4.       On July 29, 2002, the shareholders of the Corporation duly approved these Articles of Amendment in accordance with the provisions of
Section 14-2-1003 of the GBCC.

                                      SynQuest, Inc.



                                      By: /s/ John Bartels
                                         ----------------------------------
                                         John Bartels
                                         EVP, Finance and Administration